SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2021

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

(the “Company”)

Extract of the Minutes of the Meeting of the Board of Directors of Ambev S.A.

held on March 29, 2021, drawn up in summary form

1.	Date, Time and Venue. On March 29, 2021, starting at 10:00 a.m., by videoconference, as authorized by article 19, paragraph 1st, of the Company’s bylaws.

2.	Call and Attendance. Call notice duly made pursuant to the Company’s bylaws. Meeting with attendance of Messrs. Victorio Carlos De Marchi and Carlos Alves de Brito, copresidents, and Messrs. Milton Seligman, Roberto Moses Thompson Motta, Nelson José Jamel, Fernando Mommensohn Tennenbaum, Lia Machado de Matos, Fabio Colletti Barbosa, Antonio Carlos Augusto Ribeiro Bonchristiano, Marcos de Barros Lisboa and Claudia Quintella Woods.

3.	Board. Chairman: Victorio Carlos De Marchi; Secretary: Letícia Rudge Barbosa Kina.

4.	Resolutions. It was unanimously and unrestrictedly resolved by the Directors:

4.1.        Proposal for the Allocation of Net Profits – FY 2020. To approve the submission to the Company’s shareholders on the next Ordinary Shareholders’ Meeting of the Company the following proposal on the net profit allocation for the fiscal year ended on December 31, 2020:

Net Profits	R$ 11,379,394,019.03
Amount allocated to the Tax Incentives Reserve	R$ (1,332,751,795.49)
Amount allocated to payment of dividends and / or interest on own capital (gross), declared based on the net profit relating to the fiscal year ended December 31, 2020	R$ (7,716,366,664.66)
Amount allocated to the Investments Reserve(1)	R$ 3,713,041,678.34
(1) Including values relating to (i) reversion of effects of the revaluation of fixed assets in the amount of R$ 11,823,167.53; (ii) effect of application of IAS 29/CPC 42 (hyperinflation) in the amount of R$ 1,344,887,000.00; and (iii) expired dividends in the amount of R$ 26,055,951.93, as detailed in Exhibit A.II to the Management Proposal.

4.2.       Compensation of Management and Members of the Fiscal Council - 2021. To approve the submission to the Company’s shareholders in the next Ordinary Shareholders’ Meeting the following proposal on maximum limit for the overall compensation of the Company’s management and members of the Fiscal Council for the fiscal year of 2021 (i.e., between January 1st, 2021 and December 31, 2021):

- Overall compensation of the managers in the total amount of up to R$ 123,529,137.63; and

- Overall compensation of the Fiscal Council in the annual amount of up to R$ 1,845,504.00, being the compensation due to the alternates equivalent to half of the amount received by the effective members, in accordance with Law No. 6,404/76.

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Forecast for 2021*	Board of Directors	Board of Officers	Fiscal Council	Total
No. of Members	13.00	13.00	6.00	32.00
No. of members receiving compensation	8.33	13.00	6.00	27.33
Annual Fixed Compensation
Salary/fees	6,775,028.00	18,260,927.00	1,845,504.00	26,881,459.00
Variable Compensation
Profit sharing	4,687,313.00	35,380,305.00	-	40,067,618.00
Post-Employment Benefits	-	809,886.61	-	809,886.61
Termination Benefits	5,347,790.19	-	-	5,347,790.19
Share-based compensation, including stock options	8,745,928.67	43,521,959.16	-	52,267,887.83
Total compensation	25,556,059.85	97,973,077.77	1,845,504.00	125,374,641.63

(*) According to CVM’s guidance (Circular-Notice/CVM/SEP/No. 01/2021), the global compensation of the management must be net of employer’s payroll charges.

4.3.       Amendment to the Bylaws. To approve the submission to the Company's shareholders in the next Extraordinary General Meeting of the following proposals to amend the Company's bylaws: (i) amend the heading of article 2 to reflect the change in the management body responsible for deciding on the opening, maintenance and closure of branches, offices, deposits or representation agencies of the Company; (ii) amend items “b”, “h”, “i” and “m” and include items “o” and “p”, all of article 3 to detail in the corporate purpose the ancillary activities related to the main activities performed by the Company; (iii) amend the heading of article 5 in order to reflect the capital increases approved by the Board of Directors within the authorized capital limit, up to the date of the Shareholders’ Meeting; (iv) amend item “s” of article 21 to specify the competence of the Board of Directors when deciding on the participation of the Company in other companies and ventures; and (v) restate the Company’s Bylaws, in order to reflect the adjustments arising from such changes.

4.4.       Call Notice of the Ordinary and Extraordinary Shareholders’ Meetings of the Company. To approve the call notice of the Company’s Ordinary and Extraordinary Shareholders’ Meetings in order to submit to the Company’s shareholders the agenda provided on the Call Notice, attached hereto as Exhibit I.

4.5.       Capital Increase - Stock Option Plan - 2016.1 Program. To approve, within the limit of the authorized capital and pursuant to the terms of Article 6 of the Company’s Bylaws and Article 168 of Brazilian Law No. 6,404/76, the issuance of 4,010,408 new common shares, for the total issuance price of R$ 73,189,946.00, through the capitalization of the capital reserve balance, as a result of which the capital stock will increase from R$ 57,899,072,773.68 to R$ 57,972,262,719.68, due to the exercise of options granted in accordance with the terms of the “First Stock Option Program for the year 2016”, approved by the Board of Directors on March 2, 2016, within the scope of the Stock Option Plan of the Company approved in the Extraordinary Shareholders’ Meeting held on July 30, 2013 (“Stock Option Plan”). As a result, the capital stock is now divided into 15,739,128,373 registered common shares with no par value.

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4.6.       Capital Increase - Stock Option Plan - 2021.1 Program. As a result of the exercise of options granted under the “First Stock Option Program for the year 2021”, approved by the Board of Directors on February 9 and 10, 2021, within the scope of the Stock Option Plan, to approve and homologate, within the limit of the authorized capital and pursuant to the terms of Article 6 of the Company’s Bylaws and Article 168 of Brazilian Law No. 6,404/76, the issuance of 114,929 new common shares, for the total issuance price of R$ 1,611,304.58, as a result of which the capital stock will increase from R$ 57,972,262,719.68 to R$ 57,973,874,024.26. As a result, the capital stock is now divided into 15,739,243,302 registered common shares with no par value.

The new shares issued pursuant to items 4.5 and 4.6 above shall participate, under equal conditions with the other shares, of all the benefits and advantages that may be declared as of the date hereof.

5.	Closure. With no further matters to be discussed, the present Minutes were drawn up and duly executed.

São Paulo, March 29, 2021.

/s/ Victorio Carlos De Marchi	/s/ Carlos Alves de Brito

/s/ Milton Seligman	/s/ Roberto Moses Thompson Motta
/s/ Nelson José Jamel	/s/ Fernando Mommensohn Tennenbaum
/s/ Lia Machado de Matos	/s/ Fabio Colletti Barbosa
/s/ Antonio Carlos Augusto Ribeiro Bonchristiano /s/ Claudia Quintella Woods	/s/ Marcos de Barros Lisboa /s/ Letícia Rudge Barbosa Kina Secretary

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EXHIBIT I

AMBEV S.A.

CNPJ [National Corporate Taxpayers Register] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

ORDINARY AND EXTRAORDINARY GENERAL MEETINGS

CALL NOTICE

The shareholders of Ambev S.A. (“Company”) are invited to attend the Ordinary and Extraordinary General Meetings (“AGOE”) to be held on April 29, 2021, at 2:00 p.m., at the Company’s headquarters, located at Rua Dr. Renato Paes de Barros, 1,017, 4 floor, Itaim Bibi, in the City and State of São Paulo, to resolve on the following agenda:

(a)	Ordinary General Meeting:

(i)	analyze and approve the management accounts, with examination, discussion and voting on the financial statements related to the fiscal year ended December 31, 2020;

(ii)	discuss the allocation of the net profits for the fiscal year ended December 31, 2020 and ratification of the payment of interest on own capital and dividends related to the fiscal year ended December 31, 2020, approved by the Board of Directors at the meetings held, respectively, on December 9 and 21, 2020;

(iii)	elect the effective and alternate members of the Fiscal Council for a term in office of one (1) year, which shall end on the Ordinary General Meeting to be held in 2022; and

(iv)	establish the overall compensation of the management and of the members of the Fiscal Council for the fiscal year of 2021.

(b)	Extraordinary General Meeting:

(i)	amend the Company's bylaws to:

(a)	amend the heading of article 2 to reflect the change in the management body responsible for approving the opening, maintenance and closure of branches, offices, deposits or representation agencies of the Company,

(b)	amend items “b”, “h”, “i” and “m” and add items “o” and “p”, all in article 3, to include in the corporate purpose of the Company ancillary activities related to the core activities developed by the Company,

(c)	amend the heading of article 5 in order to reflect the capital increases approved by the Board of Directors up to the date of the Shareholders’ Meeting, within the authorized capital limit,

(d)	amend item “s” of article 21 to specify the competence of the Board of Directions in deciding on the participation of the Company in other companies and ventures; and

(ii)	consolidate the Company’s by-laws.

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General Information:

1.	On February 25, 2021 the following documents were published on the newspapers “Diário Oficial do Estado de São Paulo” and “Valor Econômico”: (i) the annual management report; (ii) the financial statements regarding the fiscal year ended on December 31, 2020; (iii) the report of the independent accountant’s opinion; and (iv) the Fiscal Council’s opinion.

2.	The documents and information referred to above and those listed in CVM Ruling No. 481/09 were presented to the Comissão de Valores Mobiliários (“CVM”) by means of its information system Empresas.Net, in accordance with Article 6 of such Ruling, and are available to the shareholders at the Company’s headquarters, on its Investor Relations website (ri.ambev.com.br), and on the websites of B3 S.A. – Brasil, Bolsa Balcão (“B3”) (www.b3.com.br) and CVM (www.cvm.gov.br).

3.	The shareholder or its legal agent must present valid identification in order to vote at the Shareholders’ Meeting. Proxies containing special powers for representation in the general meeting shall be deposited at the Company’s headquarters (att. Mrs. Letícia Rudge Barbosa Kina, Legal Vice President Officer) or sent by email to the Investor Relations Department (ri@ambev.com.br), at least three (3) business days prior to the date scheduled for the meetings.

4.	Shareholders taking part in the Registered Stocks Fungible Custody of B3 that plan on attending the Shareholders’ Meeting shall submit a statement containing their respective stock ownership, issued by qualified entity, within forty-eight (48) hours prior to the meetings.

5.	The shareholder that wishes may opt to exercise its voting right through the distance voting system, under the terms of CVM Ruling No. 481/09, sending the correspondent distance voting instrument through its relevant custodian agents or directly to the Company, according to the instructions provided on item 12.2 of the Company’s Reference Form and the Management Proposal for the AGOE. Considering the current recommendations of the Health Ministry, the State Government of São Paulo and the Citi Hall of São Paulo for the prevention and confrontation of coronavirus (COVID-19), and aiming at the safety of its shareholders, the Company suggests that, if possible, preference should be given to using the distance voting instruments for participating in the AGOE now convened, specially by sending such instruments through their service providers that are able to collect and transmit instructions for filling out the voting instruments (custodian or Banco Bradesco S.A., as the bookkeeper of the Company’s shares), given the greater simplicity of such procedure.

São Paulo, March 29, 2021.

Victorio Carlos De Marchi

Co-Chairman of the Board of Directors

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2021

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer